June 9, 2014

Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shutterstock, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014 File No. 001-35669

Dear Mr. Gilmore:

Please find, as set forth below, the responses of Shutterstock, Inc. (the “Company” or “Shutterstock”) to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 28, 2014 (the “Staff Letter”).  For the Staff’s convenience, the Staff’s comments from the Staff Letter are set forth in bold and italics before each response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 51

1.                                    We note that you began offering Shutterstock images directly within Facebook’s ad creation tool. Please provide us with the terms of your agreement with Facebook and tell us how you recognize revenue from this offering.

The Company respectfully advises the Staff that on July 2, 2013, the Company entered into a licensing agreement with Facebook, Inc. (“Facebook”) whereby the Company provides Facebook with access to Shutterstock images for use in Facebook Ads and other Facebook product and service offerings. Terms included in the executed agreement are as follows:

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

June 9, 2014

•                 The Company grants Facebook the right to use, copy, distribute, display and modify the images. Facebook is granted the further right to allow users of Facebook’s products and services (“FB User”) to download, use and modify the images in perpetuity solely in connection with any of Facebook’s products and services; and

•                 The Company and Facebook have an agreed upon price per image, which is stated in the executed agreement, that is incurred by Facebook when Facebook or the FB User downloads the images.

The Company recognizes revenue from this agreement in the month the images are downloaded in accordance with its revenue recognition policy as more fully described in the Company’s Forms 10-K and 10-Q. The Company recognizes revenue when the following criteria are met: there is persuasive evidence of an arrangement, performance or delivery of services has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. As it pertains to the Facebook arrangement, the Company has an executed agreement, performance or delivery of services occurs when Facebook or a FB User downloads a Shutterstock image, the Company has an agreed upon price per image in the executed agreement, and collectability from Facebook is reasonably assured based on collection history with Facebook. To date, the Company has no bad debt reserves related to Facebook.

2.                                    We also note in your first quarter 2014 earnings call on May 8, 2014 that you have partnered with Salesforce to make license imagery available inside the Salesforce ExactTarget Marketing Cloud. Please provide us with the terms of your agreement with Salesforce and tell us how you plan to recognize revenue from this offering.

The Company respectfully advises the Staff that on April 28, 2014, the Company entered into an agreement with Salesforce.Com, Inc. (“Salesforce”) whereby the Company provides an application which was integrated into Saleforce’s ExactTarget Marketing Cloud product. This agreement is not a revenue agreement between the Company and Salesforce as there is no payment for any goods or services between the two parties. This featured application integrated into Saleforce’s platform conveniently enables Saleforce’s ExactTarget Marketing Cloud product users (“Users”) who have existing Shutterstock accounts direct access to the Company’s licensable image library without leaving Saleforce’s environment.

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

June 9, 2014

To download images from the Company’s library through this featured application, a User must have a usage based plan agreement with the Company. The User downloads images through the Salesforce platform utilizing their Shutterstock usage based plan agreement and accordingly the Company recognizes revenue for these downloads in accordance with its revenue recognition policy as more fully described in the Company’s Forms 10-K and 10-Q. The Company recognizes revenue for usage based plans when the following criteria are met: there is persuasive evidence of an arrangement, performance or delivery of services has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. As it pertains to the Users, the Company has an executed agreement with the User, performance or delivery of services occurs when the User downloads an image (either through the Salesforce platform or directly from the Company’s website), the Company has an agreed upon price per image indicated in the executed agreement with the User, and collectability from the User is reasonably assured based on collection history.

Exhibits 31.1 and 31.2

3.                                    We note that you did not include the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the introductory language in paragraph 4 of the certifications in exhibits 31.1 and 31.2. Please confirm that your certifications in future filings will include the introductory language of paragraph 4 in exact form as specified in Item 601(b)(31)(i) of Regulation S-K. Please note that similar concerns apply to your Form 10-Q for the quarterly period ended March 31, 2014.

The Company respectfully acknowledges the Staff’s comment and confirms that it will disclose the reference to internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the introductory language in paragraph 4 of the certifications in exhibits 31.1 and 31.2 in all future Form 10-K and Form 10-Q filings.

***********

Patrick Gilmore
Accounting Branch Chief

Securities and Exchange Commission

June 9, 2014

The Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions relating to the foregoing.

Very truly yours,

/s/ Timothy E. Bixby
Timothy E. Bixby
Chief Financial Officer
Shutterstock, Inc.

cc:                  Brian B. Margolis, Esq.
Orrick, Herrington & Sutcliffe LLP